EXHIBIT 99.1

VIZSLA SILVER PUBLISHES INAUGURAL SUSTAINABILITY REPORT

VANCOUVER, BC, Dec. 18, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the release of its inaugural Sustainability Report (the "Report"), highlighting the Company's commitment to sustainable practices and responsible corporate citizenship.

"Vizsla has always placed sustainability at the heart of its strategy," commented Michael Konnert, President and CEO. "This inaugural Report demonstrates our ongoing commitment to the environment, our people, the communities in which we operate, and our high standards of corporate governance. Furthermore, the Report highlights the Company's ethical leadership, dedication to transparency, accountability, and the continuous improvement of its sustainability practices. I am very proud of the progress Vizsla has made so far as we position ourselves to be the leaders in regenerative mining practices."

The Report provides detailed insights into Vizsla's performance and initiatives across three key pillars of sustainability - environmental stewardship, social responsibility, and ethical governance. Key performance highlights include:

Environmental:

•	Commissioned a greenhouse gas inventory - the first step in reducing the Company's carbon footprint; and
•	Explored options to incorporate on-site renewable energy.

Social:

•	Increased health and well-being of local Mexican residents through bi-annual health fairs and community health campaigns; and
•	Achieved a safety milestone - exceeding one million consecutive work hours without a lost time incident.

Governance:

•	Prepared inaugural Sustainability Report; and
•	Began utilizing a new software platform to track and enhance ESG performance.

Vizsla's 2023 Report was prepared by a third party and is aligned with the IFRS Foundation International Sustainability Standards Board SASB Metals and Mining Standard. The Report includes goals, actions, and performance metrics, providing stakeholders an opportunity to gain a comprehensive understanding of the Company's sustainability journey. The Report will be shared through various communication channels, including the Company's website. To view the full 2023 Sustainability Report, please visit www.vizslasilvercorp.ca.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 310,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Appointment of Sideways Frequency LLC

Vizsla would also like to announce that, subject to regulatory approval, it has retained Sideways Frequency LLC ("SFLLC") to provide certain marketing services to the Company in compliance with the policies and guidelines of the TSX Venture Exchange and other applicable legislation. Under the agreement, the Company will pay SFLLC USD$250,000 for the initial six-month term and grant 250,000 options exercisable at a price of $1.53. Vizsla has a right to renew the agreement at any point during the six-month term. SFLLC is at arm's length to the Company, and neither holds any securities of the Company nor has any interest, direct or indirect, in the Company.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 18-DEC-23